VEDDERPRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005
CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

2007 SEP 17 P 12:31

September 12, 2007

VIA FEDEX

SUPPL

Securities and Exchange Commiss
Division of Corporation Finance
Office of International Corporate F
100 F Street N.E.
Washington, D.C. 20549

07026525

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dle 9/18

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough
Mr. Mark L. Winget

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 27, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 31, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated July 31, 2007
- Henderson Group plc – Blocklisting Six Monthly Return dated August 1, 2007
- Henderson Group plc – Blocklisting Six Monthly Return dated August 1, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated August 1, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified August 14, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated August 16, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated August 23, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated August 28, 2007
- Henderson Group plc – Notification of Major Interests in Shares issued notified August 30, 2007

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,971		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ ***DX 33050 Cardiff***
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 21,971
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	31 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,703		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) THE PUBLIC	£0.10 Ordinary	7,703
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	30,541		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.5408		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): THE PUBLIC	£0.10 Ordinary	30,541
Address: HSDL Nominess Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 August 2007

1. Name of *applicant*:

Henderson Group Plc

2. Name of scheme

Henderson Group Sharesave Scheme

3. Period of return:

From 1 February 2007 To 31 July 2007

4. Balance under scheme from previous return:

1,448,161

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

3,000,000

6. Number of *securities* issued/allotted under scheme during period:

3,319,224

7 Balance under scheme not yet issued/allotted at end of period

1,128,937

8. Number and *class* of *securities* originally listed and the date of admission

266,230 – 26 July 2005

9. Total number of *securities* in issue at the end of the period

905,547,053

Name of contact Wendy King

Address of contact 4 Broadgate, London EC2M 2DA

Telephone number of contact 0207 818 4233

Signed by Wendy King – Deputy Company Secretary..........................
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* *Henderson Group Plc*...

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 August 2007

1. Name of *applicant*:

Henderson Group Plc

2. Name of scheme

Henderson Share Incentive Plan

3. Period of return:

From 1 February 2007 To 31 July 2007

4. Balance under scheme from previous return:

1,166,860

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of *securities* issued/allotted under scheme during period:

144,732

7 Balance under scheme not yet issued/allotted at end of period

1,022,128

8. Number and *class* of *securities* originally listed and the date of admission

833,770 – July 2004

9. Total number of *securities* in issue at the end of the period

905,547,053

Name of contact Wendy King

Address of contact 4 Broadgate, London EC2M 2DA

Telephone number of contact 0207 818 4233

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...Henderson Group plc................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

File No. 82-34758

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 August 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during July 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 31 July 2007, Henderson Group plc's capital consisted of 905,547,053 shares with voting rights. Henderson Group plc holds nil shares in Treasury.

The above figure, 905,547,053, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	574,458,725 At 30 June 2007 (5,025,554) Net transfers 569,433,171 At 31 July 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during July 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
569,433,171	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	905,547,053	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 August 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Perpetual Limited and subsidiaries
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Between 10 May 2007 to 10 August 2007
6. Date on which issuer notified:	14 August 2007
7. Threshold(s) that is/are crossed or reached:	11%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	96,096,551	96,096,551	106,818,838	106,818,838		11.80%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
106,818,838	11.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
• Perpetual Investments: Voting Rights: 105,790,644; Percentage Held: 11.68% • Perpetual Private Clients:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Angel Place, 123 Pitt Street GPO BOX 4171 Sydney NSW 2001 AUSTRALIA
14. Contact name:	Glenda Charles – Assistant Company Secretary
15. Contact telephone number:	(61) 2 9229 -9000

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 08 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,038		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) THE PUBLIC	£0.10 Ordinary	8,038
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED

2007 SEP 17 P 3:51

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,537		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 2,537
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ____________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

DAVID JOHN SEYMOUR ROQUES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NOTIFICATION IN RESPECT OF INDIVIDUAL IN 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TEN PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

AS IN 2 ABOVE

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

25,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

INSIGNIFICANT

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

135 PENCE

14. Date and place of transaction

24 AUGUST 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

34,360

16. Date issuer informed of transaction

25 AUGUST 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

28 AUGUST 2007

END

File No. 82-34758

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Commonwealth Bank of Australia and associated entities
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22 August 2007
6. Date on which issuer notified:	30 August 2007
7. Threshold(s) that is/are crossed or reached:	Below 3.00%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	27,219,617	27,219,617	Below 3.00%	Below 3.00%			

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Carol Ye
15. Contact telephone number:	+61 2 9303 6132

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Carol Ye
Contact address	Level 27, 52 Martin Place, Sydney, NSW 2000 Australia
Phone number	+61 2 9303 6132
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

END